Free Writing Prospectus

Field Pursuant to Rule 433

Registration No. 333-190038

April 30, 2015

BARCLAYS

Press Release

For Immediate Release

Press Contact:
Mark Lane
+1 212 412 1413
mark.lane@barclays.com

Barclays announces execution of supplemental indenture for select iPath® Commodities ETNs

New York, April 30, 2015 – Barclays Bank PLC ("Barclays") announced today that it has entered into a supplemental indenture (the "Supplemental Indenture") effectively amending the terms of the four iPath® Commodities Exchange-Traded Notes (each, an "issue" and collectively, the "ETNs") set forth in the table below. The execution of the Supplemental Indenture follows the announcement made on April 1, 2015 that Barclays had received the consents to make the proposed amendments described below (collectively, the "Proposed Amendment") from holders of a majority in aggregate principal amount (the "Required Consents") of each of the four issues of ETNs listed in the table below.

Barclays has declared the effectiveness of the Proposed Amendment (now, the "Amendment") for these four series of ETNs as of April 30, 2015 (the "Amendment Effective Date"). In addition to entering into the Supplemental Indenture, Barclays has filed amended pricing supplements dated as of April 30, 2015, which reflect the Amendment for such issues of ETNs.

As stated in the announcement by Barclays on April 1, 2015, the Consent Solicitation concluded for all series of iPath ETNs as of 5:00 pm, New York City time, on March 31, 2015, at which time it was determined that the Proposed Amendment would not be made with respect to the remaining issues of ETNs for which the Required Consents were not received.

The ETNs for which the Amendment is now effective are listed in the table below, along with the respective NYSE Arca ticker symbols and CUSIP numbers:

Name of ETN	Ticker Symbol	CUSIP
iPath® Bloomberg Commodity Index Total Return℠ ETN	DJP	06738C778
iPath® Bloomberg Cocoa Subindex Total Return℠ ETN	NIB	06739H313
iPath® Bloomberg Lead Subindex Total Return℠ ETN	LD	06739H263
iPath® S&P GSCI® Total Return Index ETN	GSP	06738C794

As of the Amendment Effective Date, the terms of the four series of ETNs have been amended and Barclays now has the following unqualified rights:

- the right to redeem all, but not less than all, of the outstanding ETNs of that issue of ETNs, prior to maturity, on the terms described in the Consent Solicitation Statements; and
- the right to initiate a split or reverse split of the ETNs of that issue on the terms described in the Consent Solicitation Statements.

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions – in the right way. With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

1

Press Release
For Immediate Release Press Contact:
Mark Lane
+1 212 412 1413 mark.lane@barclays.com
In addition, the terms of these four issues have been amended as follows:
the investor fee for that issue of ETNs has been reduced during the period beginning the day after April 30, 2015 until the redemption date, if after April 30, 2015, or the maturity date of that issue of ETNs. The reduced investor fee will be an amount equal to 0.70% per annum times the principal amount of a holder’s ETNs times the relevant index factor, calculated on a daily basis. The current investor fee is an amount equal to 0.75% per annum times the principal amount of a holder’s ETNs times the relevant index factor, calculated on a daily basis.
the minimum number of ETNs of that issue required to be redeemed for a holder to exercise its right to redeem ETNs of such issue prior to maturity will be reduced from 50,000 ETNs to 30,000 ETNs.
About iPath® ETNs
An investment in iPath ETNs involves significant risks and may not be suitable for all investors. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. For more information on risks associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.
The prospectus relating to the ETNs can be found on EDGAR, the SEC website, at: www.sec.gov. The prospectus is also available on the product website at www.iPathETN.com.
# # #
Selected Risk Considerations
An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.
You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.
Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

2

Press Release
For Immediate Release Press Contact:
Mark Lane
+1 212 412 1413
mark.lane@barclays.com
Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs of the same series (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the
Amendment Effective Date until and including maturity.
Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.
A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.
No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.
Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 30,000 ETNs of the same issue at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.
Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents
Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at
www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.
BlackRock Investments, LLC, assists in the promotion of the ETNs.
The ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Sales in the secondary market may result in significant losses.
“Bloomberg®”, “Bloomberg Commodity IndexSM”, “Bloomberg Commodity Index Total ReturnSM”, “ “Bloomberg
Cocoa Subindex Total ReturnSM”, “Bloomberg Lead Subindex Total ReturnSM” and “BCOM” are service marks of
Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With
325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

3

Press Release
For Immediate Release Press Contact:
Mark Lane
+1 212 412 1413
mark.lane@barclays.com
Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by Barclays Bank PLC. Any ETNs based on the indices are not sponsored, endorsed, sold or promoted by
Bloomberg, UBS AG, UBS Securities LLC (“UBS”), or any of their subsidiaries or affiliates. None of Bloomberg, UBS
AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the ETNs or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs particularly.
The S&P GSCI® Index S&P GSCI® Total Return Index (the “S&P GSCI Indexes”) are products of S&P Dow Jones
Indices LLC (“SPDJI”), and have been licensed for use by Barclays Bank PLC. S&P® and GSCI® are registered trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes. The S&P GSCI Indexes are not owned, endorsed, or approved by or associated with Goldman, Sachs & Co. or its affiliated companies. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, or any of their respective affiliates (collectively, “S&P Dow
Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P GSCI Indexes to track general market performance.
© 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of
Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.
NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE